March 17, 2022

EO Charging

Boundary Hall, Cricket Square

Grand Cayman

KY1-1102

Cayman Islands

1 (345) 814-5786

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	EO Charging

Registration Statement on Form F-4, File No. 333-259901

Request for Withdrawal

Dear Mr. Dougherty:

EO Charging, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-259901) on Form F-4 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on September 30, 2021, together with all exhibits and amendments thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective. The Registration Statement was filed in connection with that certain Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) by and among the Company, Juuce Limited, Charge Merger Sub, Inc. and First Reserve Sustainable Growth Corp.

The reason for this withdrawal is that the Business Combination Agreement was terminated effective as of March 16, 2022. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. Since the Registration Statement was not declared effective by the Commission, none of the ordinary shares of the Company as described in the Registration Statement were sold. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at 1 (345) 814-5786 or Jaclyn L. Cohen of Weil, Gotshal & Manges LLP at (212) 310-8891.

Very truly yours,

EO Charging

By:	/s/ Charles Jardine
Name: Charles Jardine
Title: Chief Executive Officer

cc:	Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

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